FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of November 13, 2003

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: November 13, 2003	"Garth Johnson"
(Signature)

"Garth Johnson"
(Name)

Secretary/CFO
(Title)

TAG Oil New Zealand Operational Update

Calgary, Alberta - November 13th, 2003 -- /PRNewswire/-- TAG Oil Ltd. (OTCBB: TAGOF) is pleased to announce that it has recently participated in the largest 3-D seismic program in the history of the onshore Taranaki Basin, New Zealand's most prolific oil and gas region. The final stages of seismic interpretation are near completion and preliminary results have identified a number of low-risk, shallow prospects.

TAG Oil President Drew Cadenhead commented, "The history of successful exploration in the Taranaki Basin is built on 3D seismic. The basin boasts a high success rate of profitable discovery that has given us great confidence as we move toward the commencement of our upcoming drilling campaign in early 2004. Obviously completing our survey was important for this reason but more importantly it has confirmed the presence of excellent low-risk prospects in the oil-prone Mt. Messenger formation."

The survey also further highlighted the potential of the deep Waitoriki gas prospect. Waitoriki is analogous in all respects to offsetting discoveries such as the Mangahewa and McKee discoveries and TAG's internally generated mapping suggests a potential reserve size in excess of 100 billion cubic feet of gas.

Additionally the company confirms the completion of preliminary seismic interpretive work in the offshore Taranaki. The survey further highlighted the potential of the Orca Prospect that directly offsets Shell's recent Pohokura discovery estimated to be in excess of 500 billion cubic feet of gas. "We believe the prospects we have identified in this Permit collectively have the potential to equal or better those associated with the Pohokura discovery" stated Cadenhead, "Our newly acquired 2-D seismic demonstrates all the aspects of another major gas accumulation."

The developing gas shortage in New Zealand has brought attention to the potential of the significant untapped gas potential in the offshore Canterbury Basin. An assessment of the Corvette Prospect conducted by an independent U.S. engineering firm assigned a potential reserve of 1 trillion cubic feet of gas (TCF) and 45 million barrels of associated condensate. "To put the potential size of the resource into perspective, at US$3 per thousand cubic feet of gas and before costs such as capital expenditures, production expenses and royalty payments, puts the potential gross revenues from the prospect at roughly US$3 billion over the life of the project." Cadenhead remarked. TAG is currently re-interpreting existing offshore seismic data on these permits and expects to announce the delineation of further prospects.

TAG Oil Ltd. is a Canadian based company that controls interests in approximately 900,000 net acres of under-explored acreage in New Zealand. As at October 31, 2003 the Company had 7,678,061 shares issued and outstanding. For further information on TAG Oil Ltd. please visit www.tagoil.com.

This material includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, or other statements other than statements of historical fact, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Certain risks and uncertainties inherent in the Company's business are set forth in the filings of the Company with the Securities and Exchange Commission.